Exhibit 99.1

September 27, 2022

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:	Zhongchao Inc.

CIK: 0001785566

Dear Sir or Madam:

We have read the statements made by Zhongchao Inc. (the “Company”) on Form 6-K dated September 27, 2022. We agree with the statements concerning our Firm in the Form 6-K; we are not in a position to agree or disagree with other statements of the Company contained therein.

Very truly yours,

/s/ Marcum Asia CPAs LLP
Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP)
New York, New York

NEW YORK OFFICE ● 7 Penn Plaza ● Suite 830 ● New York, New York ● 10001

Phone 646.442.4845 ● Fax 646.349.5200 ● www.marcumasia.com